UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
MAY 7, 2008

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Molina Healthcare, Inc.

File No. 001-31719 - CF#20937

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Molina Healthcare, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from Exhibit 10.1 to a Form 8-K filed on August 31, 2007.

Based on representations by Molina Healthcare, Inc. that this information is specifically exempted from disclosure under Freedom of Information Act, 5 U.S.C. 552(b)(3), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

    Exhibit 10.1   through June 30, 2008

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

     Michael Reedich
     Special Counsel